Mail Stop 3720


March 3, 2006



Joel A. Littman
Chief Financial Officer
811 Hansen Way
Palo Alto, California 94303-1110
(650) 846-2900

Re: 	CPI Holdco, Inc.
Form S-1, Filed December 23, 2005
Form S-1 Amendment No. 1, Filed February 10, 2006
File No. 333-130662

Form 10-K for the year ended Sept. 30, 2005, filed Dec. 20, 2005
Form 10-K/A for the year ended Sept. 30, 2005, filed Jan. 6, 2006
File No. 333-113867-04

Dear Mr. Littman:

	We have reviewed your amended registration statement and your response letter dated February 10, 2006, and we have the following additional comments related to your prior responses to comments 54 to
57. Please amend the registration statement in response to these comments as appropriate. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form S-1

1. We note your disclosure in Note 3 on page F-15 that "[t]he allocation of the purchase price to specific assets and liabilities was based, in part, upon independent appraisals and internal estimates of cash flow and recoverability." Identify the specific assets and liabilities whose valuation was performed by independent appraisals versus those developed by the Company in this section and advise us. Also, identify the independent appraiser and provide written consent as required by Securities Rule 436 or remove your reference to an independent appraiser in Note 3 and elsewhere, as appropriate, in the filing.
2. Disclose, in sufficient detail, the assumptions and the methodologies you utilize in fair valuing the assets and liabilities including the substance of your responses to comments 54, 55, 56 and
57. Fully explain to readers why you believe the assumptions and the methodologies reasonable.
3. In regard to your response to comment 56, explain to readers why you did not separately identify and value customer related intangible assets as required by SFAS No. 141.
4. Tell us how you captured in your purchase accounting the value of your non US Government and non-Varian Medical Systems customer relationships.
5. Refer to response to comment 56. Explain to us in greater detail why it is reasonable to conclude that your customer relationship intangible assets that result in the recurring sales of spare parts and the repair business and your application technologies have the same useful lives. It appears that you could continue to have recurring sales of spare parts and provide repair services for old products after you have introduced new products into the market place. It also seems reasonable to assume you will loose customers while you continue to sell systems based upon your application technology.
6. In regard to your response to comment 57, we believe you should separately disclose and separately amortize each identified technology based intangible asset.
7. Justify to us the useful life of 25 years for "Existing
Government
Programs" given its negative growth rate and the expectation of the replacements by new products. Also, justify to us the useful life of
50 years assigned to "Core VED Technology" given its existence in the market place for 50 plus years. The nature of high technology is that it is subject to obsolescence, competition and other economic factors.

*   *   *   *   *

      Please amend your registration statement in response to these comments, as appropriate. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a response letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Please submit the response letter on EDGAR as correspondence. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Andrew Mew, Senior Staff Accountant, at
(202)
551-3377 or Robert S. Littlepage, Jr., Accounting Branch Chief, at
(202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Zimmerman, Staff Attorney, at (202) 551-3367 or me at (202) 551-3810
with any other questions.


Sincerely,



Michele M. Anderson
Legal Branch Chief


cc:	Richard C. Wirthlin, Esq.
	Irell & Manella LLP
	Via Facsimile: (310) 282-5676
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Mr. Joel A. Littman
CPI Holdco, Inc.
March 3, 2006
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